Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Managing Director and Group CEO Remuneration Update

Melbourne (Australia) and Indianapolis, IN (U.S.A.) – 30 December 2024. Telix Pharmaceuticals Limited (ASX: TLX; Nasdaq: TLX, Telix, the Company) today advises that following its annual review of Board and executive remuneration, the Company’s Board of Directors has approved an increase to the total remuneration package of the Managing Director and Group Chief Executive Officer (MD & CEO), Dr Christian Behrenbruch, effective 1 January 2025.

The increase was awarded to reflect the achievement of key business inflection points, an expanded scope in responsibilities reflecting Telix’s growth and trajectory, and to achieve remuneration for the MD & CEO that is more closely aligned to the market median of the competitive global talent market.

In accordance with ASX Listing Rule 3.16.4 the material changes to Dr Behrenbruch’s employment agreement are set out in Schedule 1.

Further details will be provided in the 2024 Remuneration report (within the 2024 Annual Report) as well as in the 2025 Annual General Meeting Notice of Meeting.

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialisation of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (Nasdaq: TLX).

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on X and LinkedIn.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.
Legal Notices
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our registration statement on Form 20-F filed with the SEC, or on our website.

The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialisation of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.
©2024 Telix Pharmaceuticals Limited. The Telix Pharmaceuticals® name and logo are trademarks of Telix Pharmaceuticals Limited and its affiliates – all rights reserved.

Schedule 1
The material changes to the employment agreement between Dr Behrenbruch and the Company, effective 1 January 2025, are as follows:

Total Base Pay	AU$799,092.
Total Fixed Remuneration (TFR)
AU$892,985.

TFR represents Base Pay plus statutory superannuation contributions paid in equal monthly cash instalments over the year, and packaged benefits.

Australian Executive Key Management Personnel (KMP) can choose to cap their superannuation at the statutory superannuation maximum and receive the additional 11.5% (for 1 January to 30 June 2025) and 12% (for 1 July to 31 December 2025) over the maximum as base salary.

Short Term Variable Reward (STVR)
AU$879,001 (target and maximum).

At the end of Telix’s financial year (31 December), the Board determines STVR payable to the MD & CEO based on a maximum opportunity of 110% of Base Pay, linked to corporate objectives. The maximum STVR the MD & CEO may achieve is 100% of target (there is no over-earn potential).

From 1 January 2025, 50% of the STVR outcome will be granted as Deferred Share Rights restricted for 12 months to approximately February 2027, with the remaining 50% of the STVR outcome paid in cash in February 2026.

All information regarding the Deferred Share Rights and 2024 outcomes will be detailed in the 2024 Remuneration report. Any Deferred Share Rights proposed to be granted to the MD & CEO will be subject to shareholder approval and will be included as a shareholder resolution at the Company’s Annual General Meeting held in 2026 as required.

Long Term Variable Reward (LTVR)
AU$1,198,638 (at target), with a maximum 150% available at stretch.

LTVR is granted using Performance Share Appreciation Rights (PSARs) and is subject to the achievement of 3-year performance and vesting conditions.

Details regarding the 2025 PSARs will be provided in the 2024 Remuneration report, as part of the 2024 Annual Report.

2025 PSARs proposed to be granted to the MD & CEO will be subject to shareholder approval and will be included as a shareholder resolution at the Company’s Annual General Meeting held in 2025 as required.

Notice Period	6 months (effective 31 December 2024).